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                             January 25, 2023

       Erez Nachtomy
       Chief Executive Officer
       SHL Telemedicine Ltd.
       90 Yigal Alon Street
       Tel Aviv 67891, Israel

                                                        Re: SHL Telemedicine
Ltd.
                                                            Draft Registration
Statement on Form 20FR12B
                                                            Submitted December
29, 2022
                                                            CIK No. 0001166834

       Dear Erez Nachtomy:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement submitted December 29, 2022

       Geographic Operations, page 25

   1. Please add disclosure in this section that quantifies your sales in each market. Based on the disclosures on page
F-15, it appears that your United States sales activity is
                                                        immaterial.
       SHL's Geographic Operations, page 25

   2. You disclose that you are currently seeking FDA over the counter clearance to allow you to sell your
SmartHeart   platform directly to consumers in the U.S. Please
                                                        balance your disclosure
to describe the timeline and any outstanding material issues which need to be addressed
prior to clearance.
 Erez Nachtomy
SHL Telemedicine Ltd.
January 25, 2023
Page 2
Regulations in General, page 29

3. We note that on August 31, 2021, SHL expanded its presence in Israel by acquiring 70%
         of Mediton Group, a healthcare service provider working with institutions and payers, governmental entities, and large employer customers. Tell us what consideration you have given to expanding the disclosure here to address regulations under Israeli law.
Strategic Relations, page 33

4. You state that you have entered into relationships with certain partners within the healthcare industry. Please expand your disclosure regarding these partnerships to discuss the material terms of such agreements, such as obligations under the agreements, and the intellectual property rights of each party.
5. Revise to include additional details regarding your multi-year agreement with a leading
         German health insurance fund that provides health insurance to about 30% of the German population and file the related agreement as it appears material to you.
Impact of COVID-19 on Our Business and Operations, page 39

6. We note that certain "operational changes are ongoing, causing decreased operational efficiency and increased costs." Please revise to provide more detail regarding the referenced challenges the Company is facing and how the Company intends to mitigate and, ultimately, eliminate these negative effects.
Financial Income (Expenses), page 45

7. Given the material impact on your net income and loss, please expand your disclosure to identify the specific market factors, estimates and assumptions that caused the significant variances in your share option income and expense for all periods presented. Also, identify the specific foreign currency gain (loss) fluctuations that primarily caused your exchange rate variances as well as the material adjustments to your comprehensive loss in
         2022. See the guidance in Item 5.A. of Form 20-F.
Liquidity, page 51

8. Your liability for share options exceeds 20% of total liabilities at June 30, 2022. Please expand the corresponding disclosure on pages 53-54 to fully explain to readers how this
FirstName LastNameErez Nachtomy
       liability is expected to impact your liquidity. If the liability is expected to be fully
Comapany    NameSHL
       satisfied         Telemedicine
                  using proceeds  from Ltd.
                                       future exercise of the corresponding
options then please
Januaryclearly  discuss
         25, 2023   Pagethat
                         2 expectation. Disclose also the expiration dates of
these share options.
FirstName LastName
 Erez Nachtomy
FirstName  LastNameErez
SHL Telemedicine  Ltd. Nachtomy
Comapany
January 25,NameSHL
            2023     Telemedicine Ltd.
January
Page 3 25, 2023 Page 3
FirstName LastName
Seller Put Option, page 55

9. Please disclose in this section the known factors which could cause the put option purchase price to materially differ from the corresponding liability recognized on your
         Balance Sheets. Also, please clarify for us how you determined that the Balance Sheet classification of the non-controlling interest within equity is compliant with IFRS.
Intellectual Property, page 56

10. We note your statement that you have a number of design patents and trademarks. Please revise to disclose the owned patents, type of patent protection, identification number, jurisdiction in which the protection is held, and patent expiration dates. Please also update your discussion to include the timeline of your specific trademarks, whether they are currently in active use, and whether they must be in continued use or will be maintained until a third-party challenge. In this regard, a tabular format may be useful.
Aggregate Compensation of Office Holders, page 60

11. Please update the Aggregate Compensation of Office Holders table and the Compensation of Office Holders table to disclose the total compensation paid to each individual for your most recent completed full financial year.
Legal Proceedings, page 80

12. Please revise your disclosure to include an update detailing the current state of the Swiss
         Takeover Board proceeding.
Quantitative and Qualitative Disclosures About Market Risk, page 108

13. Please revise your disclosure throughout this section to provide a greater qualitative discussion of the information presented in the tables, any related assumptions necessary to understand the information presented, and how the risks are managed. Refer to Item 11 of
         Form 20-F.
Inventory, page F-3

14. We note that inventory comprises over 10% of your current assets. Please explain to us how you reasonably concluded that your $5 million inventory balance at June 30, 2022 was not impaired given that your product sales for the period were less than $700,000 and your recent product sales margins were negative (page F-83). Further, if it may take multiple years to sell your inventory, then please explain why none of the inventory is classified as long-term.
Financial Statements
Note 5. Acquisition of Subsidiaries, page F-51

15. We see that you acquired a 70% interest in Mediton Group for approximately $26 million
 Erez Nachtomy
SHL Telemedicine Ltd.
January 25, 2023
Page 4
      and we see that you included one year of audited financial statements for Mediton for the year ended December 31, 2020 and interim financial statements for the six months ended
      June 30, 2021. Please provide us with your significance tests as set forth under Rule1-
      02(w) along with your basis for providing one year audited financial statements.
Note 12, page F-56

16. Please provide disclosure that reconciles between the $15,713 of goodwill allocated to international cash generating units and the amounts reported on page F-88 as allocated
      Europe non-current assets. It is not clear how the international goodwill has been included in the allocated non-current asset disclosures.
Exhibits

17. In a subsequent amendment, please include all exhibits, including your material contracts.
      This includes, but may not be limited to, the 2021 Executive and Key Employee Israeli
      Share Incentive Plan, consulting agreement with Irit Alroy, SHL Rashlatz-Rehovot
      Medical Services Ltd.'s share purchase agreement and consents of experts. Refer to
      Instructions as to Exhibits on Form 20-F.
General

18. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Julie Sherman at 202-551-3640 or Al Pavot at 202-551-3738 if you
have questions regarding comments on the financial statements and related matters. Please contact Benjamin Richie at 202-551-7857 or Loan Lauren Nguyen at 202-551-3642 with any other questions.



                                                            Sincerely,

FirstName LastNameErez Nachtomy                             Division of
Corporation Finance
                                                            Office of
Industrial Applications and
Comapany NameSHL Telemedicine Ltd.
                                                            Services
January 25, 2023 Page 4
cc:       Scott R. Saks
FirstName LastName